                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934

                              Ultramar Corporation
--------------------------------------------------------------------------------
                                (Name of Issuer)

                          Common Stock, $.01 par value
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                  903912 10 3
                                 --------------
                                 (CUSIP Number)

                             Diamond Shamrock, Inc.
                            9830 Colonnade Boulevard
                             San Antonio, TX, 78230
                               Dallas, Texas 75201
                     Attention:  Timothy J. Fretthold, Esq.
                                 (210) 641-6800
           --------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                 With a copy to:

                            Robert A. Profusek, Esq.
                           Jones, Day, Reavis & Pogue
                              599 Lexington Avenue
                            New York, New York 10022
                                 (212) 326-3939

                               September 22, 1996
           --------------------------------------------------------
                      (Date of Event which Requires Filing
                               of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /.

Check the following box if a fee is being paid with this statement  /X/.

                        (Continued on following page(s))

                              Page 1 of     Pages
                                        ---

                                  SCHEDULE 13D
CUSIP No.                                                 Page  2  of     Pages
          ---------                                            ---    ---


-------------------------------------------------------------------------------
 (1) Names of Reporting Person.
     S.S. or I.R.S. Identification Nos. of Above Person


          Diamond Shamrock, Inc.
-------------------------------------------------------------------------------
 (2) Check the Appropriate Box if a Member of a Group*                  (a)  / /
                                                                        (b)  / /
-------------------------------------------------------------------------------
 (3) SEC Use Only

-------------------------------------------------------------------------------
 (4) Source of Funds*

          WC (See Item 3)
-------------------------------------------------------------------------------
 (5) Check if Disclosure of Legal Proceedings is Required Pursuant to
     Items 2(d) or 2(e)
                                                                            / /
-------------------------------------------------------------------------------
 (6) Citizenship or Place of Organization

          Delaware
-------------------------------------------------------------------------------
Number of Shares              (7) Sole Voting Power
 Beneficially Owned                     8,927,500
 by Each Reporting           --------------------------------------------------
 Person With                  (8) Shared Voting Power
                                        -0-
                             --------------------------------------------------
                              (9) Sole Dispositive Power
                                        8,927,500
                             --------------------------------------------------
                             (10) Shared Dispositive Power
                                        -0-
-------------------------------------------------------------------------------
(11) Aggregate Amount Beneficially Owned by Each Reporting Person

          8,927,500
-------------------------------------------------------------------------------
(12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares*

                                                                            / /
-------------------------------------------------------------------------------
(13) Percent of Class Represented by Amount in Row (11)

          19.9%
-------------------------------------------------------------------------------
(14) Type of Reporting Person*

          CO
-------------------------------------------------------------------------------

                    *SEE INSTRUCTION BEFORE FILLING OUT!

Item 1.   SECURITY AND ISSUER.

     This Statement relates to shares of the common stock, par value $.01 per share (the "Ultramar Common Stock"), of Ultramar Corporation, a Delaware corporation ("Ultramar"). The principal executive offices of Ultramar are located at Two Pickwick Plaza, Greenwich, Connecticut 06830, and its telephone number at such address is (210) 622-7000.


Item 2.   IDENTITY AND BACKGROUND.

     This statement is filed by Diamond Shamrock, Inc., a Delaware corporation ("Diamond Shamrock"). The principal business of Diamond Shamrock is the refining and marketing of petroleum products. The principal executive offices of Diamond Shamrock are located at 9830 Colonnade Blvd., San Antonio, Texas 78230. The name, address, present principal occupation or employment, and citizenship of each director and executive officer of Diamond Shamrock are set forth on Schedule I hereto and are incorporated herein by reference.

     Neither Diamond Shamrock nor, to the knowledge of Diamond Shamrock, any of its executive officers or directors has during the past five years (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction that resulted in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.


Item 3.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

     Diamond Shamrock acquired an option to purchase 8,927,500 shares of Ultramar Common Stock on September 22, 1996 (the "Option"). The Option was acquired pursuant to a Stock Option Agreement, dated September 22, 1996, between Ultramar and Diamond Shamrock (the "Ultramar Option Agreement") pursuant to which Diamond Shamrock has the right, upon the occurrence of certain events the result of which is that Diamond Shamrock is entitled to a termination fee under the Merger Agreement (as defined in Item 4), to purchase up to 8,927,500 shares of Ultramar Common Stock (or such greater number as equals 19.9% of then-outstanding shares of Ultramar Common Stock) for $27.20 per share, subject to customary anti-dilution adjustments. The number of shares issuable upon exercise of the Option is subject to a cap, the effect of which is to limit the value of the Option to no more than $60 million. If Diamond Shamrock were to exercise the Option in full, the funds required to purchase the shares of Ultramar Common Stock issuable upon such exercise would be $242.8 million (based on the number of

                               Page 3 of __ Pages
shares currently subject to the Option). It is currently anticipated that such funds would be provided from Diamond Shamrock's working capital and other sources, including financings or borrowings under existing credit facilities. The Option Agreement is incorporated herein by reference to Exhibit 10(b) to Diamond Shamrock's Current Report on Form 8-K, dated September 27, 1996.


Item 4.   PURPOSE OF TRANSACTION.

     On September 22, 1996, Ultramar and Diamond Shamrock entered into an Agreement and Plan of Merger (the "Merger Agreement"), providing for the merger of Diamond Shamrock into Ultramar (the "Merger"). Ultramar will be the surviving corporation in the Merger and will continue its corporate existence under Delaware law under the name "Ultramar Diamond Shamrock Corporation." At the effective time of the Merger, each outstanding share of the Common Stock of Diamond Shamrock (the "Diamond Shamrock Common Stock") (other than shares of Diamond Shamrock Common Stock owned by Diamond Shamrock or Ultramar or any of their wholly owned subsidiaries) will be converted into the right to receive
1.02 shares of Ultramar Common Stock (except that cash will be paid in lieu of fractional shares) and each outstanding share of Diamond Shamrock 5% Cumulative Convertible Preferred Stock (other than shares of Diamond Shamrock 5% Cumulative Convertible Preferred Stock owned by Diamond Shamrock or Ultramar or any of their wholly owned subsidiaries) will be converted into the right to receive one share of a newly established series of Ultramar 5% Cumulative Convertible Preferred Stock having terms substantially identical to the Diamond Shamrock 5% Cumulative Convertible Preferred Stock.

     Concurrently with and as an inducement and condition to Diamond Shamrock's entering into the Merger Agreement, Ultramar, as issuer, and Diamond Shamrock, as grantee, entered into the Ultramar Option Agreement, pursuant to which Ultramar granted Diamond Shamrock the Option. Concurrently with and as and inducement and condition to Ultramar's entering into the Merger Agreement, Diamond Shamrock, as issuer, and Ultramar, as grantee, entered into a Stock Option Agreement, dated September 22, 1996 (the "Diamond Shamrock Option Agreement"), pursuant to which Diamond Shamrock granted Ultramar an option, on substantially identical terms as set forth in the Ultramar Option Agreement, to purchase from Diamond Shamrock, upon the occurrence of certain events the result of which is that Ultramar is entitled to a termination fee under the Merger Agreement, up to 5,858,500 shares of Diamond Shamrock Common Stock (or such greater number of shares as equals 19.9% of the then-outstanding shares of Diamond Shamrock Common Stock) for $27.55 per share, subject to customary anti-dilution adjustments and a cap the effect of which is to limit the value of such option to no more than $60 million. In addition, in connection with the execution and delivery of the Merger Agreement, each of Ultramar and Diamond Shamrock amended


                               Page 4 of __ Pages
their respective stockholder rights plans to provide that the other party would not become an "Acquiring Person" or, in the case of the Diamond Shamrock stockholder rights plan, an "Adverse Person," and accordingly the transactions contemplated by the Merger Agreement, the Ultramar Option Agreement and the Diamond Shamrock Option Agreement would not result in a "Distribution Date," "Share Acquisition Date" or "Triggering Event" under such stockholder rights plans.

     The Merger Agreement provides that the Board of Directors of the surviving corporation in the Merger (the "Combined Company") will consist of 12 persons, six of whom will be designated by each of Ultramar and Diamond Shamrock from their respective current Boards of Directors. The Merger Agreement contemplates that Roger R. Hemminghaus, presently the Chairman, Chief Executive Officer and President of Diamond Shamrock, will become the Chairman and Chief Executive Officer of the Combined Company until December 31, 1998, after which he will resign as Chief Executive Officer and remain as Chairman of the Board of the Combined Company until no later than December 31, 2001. The Merger Agreement also contemplates that Jean Gaulin, the Chairman and Chief Executive Officer of Ultramar, will become the Vice Chairman, President and Chief Operating Officer of the Combined Company until
December 31,1998, after which he will become the Vice Chairman, President and Chief Executive Officer of the Combined Company until December 31, 2001.
In addition, it is contemplated that the remaining executive officers of both companies will become executive officers of the Combined Company. The Merger Agreement also provides for certain amendments to the Certificate of Incorporation and By-laws of the Combined Company.

     The preceding summary of certain provisions of the Merger Agreement, the Ultramar Stock Option Agreement, the Diamond Shamrock Stock Option Agreement and the amendments to the parties' stockholder rights plans is not intended to be complete. The preceding summary of certain provisions of the Merger Agreement, the Ultramar Stock Option Agreement and the Diamond Shamrock Stock Option Agreement is qualified in its entirety by reference to the full text of such documents, copies of which are filed as Exhibits 2, 10(a) and 10(b), respectively, to Diamond Shamrock's Current Report on Form 8-K, dated September 26, 1996, as filed with the Securities and Exchange Commission (the "Commission"), and which are incorporated herein by this reference.

     Except as set forth herein, Diamond Shamrock has no plans or proposals with respect to Ultramar that relate to or would result in any of the actions specified in clauses (a) through (j) of Item 4 of Schedule 13D.


                               Page 5 of __ Pages

Item 5.   INTEREST IN SECURITIES OF THE ISSUER.

     Under the Ultramar Stock Option Agreement, Diamond Shamrock does not have the right to acquire any shares of Ultramar Common Stock unless certain specified events occur. If the Option were to become exercisable, Diamond Shamrock would be entitled to purchase upon exercise of the Option 8,927,500 shares of Ultramar Common Stock (or such greater number as equals 19.9% of the then-outstanding shares of Ultramar Common Stock), subject to customary anti-dilution adjustments and the cap described in Item 3 above. If Diamond Shamrock were to exercise the Option, it would have sole power to vote and, subject to the terms of the Ultramar Stock Option Agreement, sole power to direct the disposition of, the shares of Ultramar Common Stock covered thereby. Because the Option will not be exercisable unless and until certain specified events occur, Diamond Shamrock disclaims beneficial ownership of any shares of Ultramar Common Stock subject to the Option.

     Except as set forth herein, Diamond Shamrock does not beneficially own, or have the sole or shared power to vote or to direct the vote or to dispose of or direct the disposition of any shares of Ultramar Common Stock. To the knowledge of Diamond Shamrock, none of its directors or executive officers beneficially owns any shares of Ultramar Common Stock.

     Neither Diamond Shamrock nor, to the knowledge of Diamond Shamrock any of its directors or executive officers, has effected any transaction in shares of Ultramar Common Stock for its or his own account during the past 60 days.

Item 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONS WITH RESPECT TO SECURITIES OF THE ISSUER.

     Except as set forth in response to Items 3, 4 and 5 hereof, neither Diamond Shamrock nor, to the knowledge of Diamond Shamrock, any of its directors or executive officers, has any contracts, arrangements, understandings or relationships (legal or otherwise) with any person with respect to any securities of Ultramar, including, but not limited to, transfer or voting of any securities of Ultramar, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss or the giving or withholding of proxies.


Item 7.   MATERIAL TO BE FILED AS EXHIBITS.

     (a) Agreement and Plan of Merger, dated as of September 22, 1996, between Ultramar and Diamond Shamrock (filed as Exhibit 2 to Diamond Shamrock's Current Report on Form 8-K, dated September 26, 1996, and incorporated herein by reference).


                               Page 6 of __ Pages

     (b) Stock Option Agreement, dated as of September 22, 1996, between Ultramar, as issuer, and Diamond Shamrock, as grantee (filed as Exhibit 10(b) to Diamond Shamrock's Current Report on Form 8-K, dated September 26, 1996, and incorporated herein by reference).

     (c) Stock Option Agreement, dated as of September 22, 1996, between Diamond Shamrock, as issuer, and Ultramar, as grantee (filed as Exhibit 10(a) to Diamond Shamrock's Current Report on Form 8-K, dated September 27, 1996 and incorporated herein by reference)

                                   SIGNATURES

     After reasonable inquiry and to the best of its knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.



                                        DIAMOND SHAMROCK, INC.



                                        By:/s/Timothy J. Fretthold
                                           -----------------------------
                                           Name:  Timothy J. Fretthold
                                           Title: Senior Vice President/
                                                   Group Executive and
                                                   General Counsel




Dated: October 1, 1996


                               Page 7 of __ Pages

                                INDEX TO EXHIBITS


EXHIBIT                               DESCRIPTION
-------                               -----------

    1. Agreement and Plan of Merger, dated as of September 22, 1996, between Ultramar and Diamond Shamrock (filed as Exhibit 2 to Diamond Shamrock's Current Report on Form 8-K, dated September 26, 1996, and incorporated herein by reference).

    2. Stock Option Agreement, dated as of September 22, 1996, between Ultramar, as issuer, and Diamond Shamrock, as grantee (filed as Exhibit 10(b) to Diamond Shamrock's Current Report on Form 8-K, dated September 26, 1996, and incorporated herein by reference).


    3. Stock Option Agreement, dated as of September 22, 1996, between Diamond Shamrock, as issuer, and Ultramar, as grantee (filed as Exhibit 10(a) to Diamond Shamrock's Current Report on Form 8-K, dated September 27, 1996, and incorporated herein by reference).


                               Page 8 of __ Pages

                                   SCHEDULE I

                         The following are the directors and executive officers
of Diamond Shamrock as of October 1, 1996 and their principal occupations or employment. The business address of all such persons for purposes of this
Schedule 13D is 9830 Colonnade Boulevard, San Antonio, Texas 78230. Each of such directors and executive officers is a citizen of the United States.

DIRECTORS

Name                                      Principal Occupation
----                                      --------------------

Roger R. Hemminghaus                      Chairman of the Board,
                                            Chief Executive Officer
                                            and President of Diamond
                                            Shamrock

B. Charles Ames                           Partner of Clayton &
                                           Dublier, Inc.

E. Glenn Biggs                            President of Biggs & Co.

W.E. "Bill" Bradford                      President and Chief
                                            Executive Officer of
                                            Dresser Industries, Inc.

Lauro F. Cavazos, Ph.D.                   Adjunct Professor of Community
                                            Health and acting Chairman,
                                            Tufts University School of
                                            Medicine

W.H. Clark                                Retired Chief Executive Officer
                                            and Chairman of the Board
                                            of Nalco Chemical Company

William L. Fisher                         Professor University of Texas
                                            at Austin

Bob Marbut                                Chairman and Chief
                                            Executive Officer of Argyle
                                            Television, Inc.

Katherine D. Ortega                       Member of board of directors of
                                            various companies and
                                            United States Comptroller
                                            General's Consultant Panel


                               Page 9 of __ Pages

EXECUTIVE OFFICERS


Roger R. Hemminghaus                      Chairman of the Board,
                                            Chief Executive Officer
                                            and President of Diamond
                                            Shamrock

Robert C. Becker                          Vice President and Treasurer
                                            of Diamond Shamrock

W. Paul Eisman                            Vice President and Group
                                            Executive-Manufacturing of
                                            Diamond Shamrock

Timothy J. Fretthold                      Senior Vice President/
                                            Group Executive and
                                            General Counsel of Diamond
                                            Shamrock

Gary E. Johnson                           Vice President and
                                            Controller of Diamond
                                            Shamrock

William P. Klesse                         Executive Vice President
                                            of Diamond Shamrock

J. Robert Mehall                          Executive Vice President
                                            of Diamond Shamrock

A.W. O'Donnell                            President, Marketing
                                            and Senior Vice President/
                                            Group Executive of Diamond
                                            Shamrock


                               Page 10 of __ Pages